Pepco Holdings, Inc

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

NEWS RELEASE

FOR IMMEDIATE RELEASE
November 3, 2008

Media Contact: Robert Dobkin
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports Third-Quarter 2008 Earnings;
Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported third quarter 2008 consolidated earnings of $118.8 million, or 59 cents per share, compared to $167.6 million, or 87 cents per share, in the third quarter of 2007. There were no special items in the third quarter of 2008. Excluding special items (as described below), earnings for the third quarter of 2007 would have been $129.9 million, or 68 cents per share. The weighted average number of basic shares outstanding for the third quarter of 2008 was 201.5 million compared to 193.3 million for the third quarter of 2007.

The earnings decrease for the third quarter of 2008 as compared to the 2007 quarter, excluding special items, was driven by lower Power Delivery earnings due to lower kWh sales and higher operation and maintenance expenses, partially offset by the impact of the distribution base rate order issued in the District of Columbia in January 2008 and favorable income tax adjustments. Lower Pepco Energy Services earnings were due to mark-to-market losses related to economic hedges of PJM congestion risk and power, as well as lower generation output. Conectiv Energy realized higher earnings primarily due to gains from fuel hedges, higher capacity prices, higher energy marketing margins, and a mark-to-market gain related to economic coal hedges. Partially offsetting factors at Conectiv Energy were lower spark spreads, lower generation output, lower emission credit sales, and lower load as a result of mild weather.

"During the third quarter, our results were adversely affected by lower sales in our Power Delivery business caused by both milder weather and lower non-weather related customer usage" said Dennis R. Wraase, Chairman and Chief Executive Officer. "While we experienced customer growth of about 0.6 percent in our service territory, weather adjusted kWh sales decreased by two percent. The Bill Stabilization Adjustment mechanism we have in place in Maryland provided some insulation from changes in electricity usage. I am pleased that during the quarter Delaware also approved a revenue decoupling rate structure to be implemented at the time of Delmarva Power's next base rate case. We expect the recessionary pressures on the economy to continue to impact demand and customer growth." He added, "During this period of unprecedented volatility in the credit and capital markets, a major focus for our industry has become the access to adequate capital resources and liquidity. At the end of the quarter, Pepco Holdings and its subsidiaries had $787 million of cash and credit capacity to meet our liquidity requirements. As we move forward with executing our business plan, we will adjust our construction expenditures to align with lower demand growth. We recognize that flexibility around spending plans is prudent in this uncertain environment."

For the nine months ended Sept. 30, 2008, consolidated earnings were $233.0 million, or $1.16 per share, compared to $276.4 million, or $1.43 per share, for the same period in the prior year. Excluding special items (as described below), earnings for the nine months ended Sept. 30, 2008, would have been $325.9 million, or $1.62 per share, compared to $238.7 million, or $1.24 per share, for the first nine months of 2007. The weighted average number of basic shares outstanding for the nine months ended Sept. 30, 2008 was 201.1 million compared to 192.8 million for the same period in the prior year.

The increase in earnings for the nine months ended Sept. 30, 2008, compared to earnings for the same period in the prior year, excluding special items, was driven by higher Power Delivery earnings from the impact of the distribution base rate orders in Maryland and the District of Columbia, the impact of higher transmission rates, and favorable income tax adjustments, partially offset by higher operation and maintenance expenses and lower weather related kWh sales. Conectiv Energy realized higher earnings primarily due to opportunities resulting from its generating units' operating flexibility and dual-fuel capability and its firm natural gas transportation and storage positions, coupled with increasing fuel prices and volatility. Higher capacity prices and mark-to-market gains related to economic fuel and power hedges also contributed to the increase in earnings. The increase in Pepco Energy Services' earnings was primarily due to more favorable congestion costs.

Third-Quarter Highlights

Operations

- Power Delivery electric sales were 14,051 gigawatt hours (GWhs) in the third quarter of 2008 compared to 14,590 GWhs for the same period last year. Cooling degree days (electric service territory) decreased by 4% for the three months ended Sept. 30, 2008, compared to the same period in 2007. Weather-adjusted electric sales were 13,813 GWhs in the third quarter of 2008 compared to 14,112 GWhs for the same period last year (excluding the Virginia service territory sold in Jan. 2008).

- Conectiv Energy's gross margin from Merchant Generation and Load Service was $113.1 million in the third quarter of 2008, compared to $99.2 million in the third quarter of 2007. The increase resulted primarily from gains from fuel hedges, higher capacity prices, and a mark-to-market gain related to economic coal hedges. Partially offsetting factors were lower spark spreads, lower generation output, lower emission credit sales, and lower load as a result of mild weather.

- Conectiv Energy's total generation output was 1,851 GWhs in the third quarter of 2008, compared to 2,382 GWhs in the third quarter of 2007. The decrease was driven primarily by milder weather.

- Pepco Energy Services' gross margin from retail energy supply was $13.5 million in the third quarter of 2008, compared to $28.6 million in the third quarter of 2007. The decrease was driven by mark-to-market losses related to economic hedges of PJM congestion risk and power, as well as lower generation output.

- Pepco Energy Services had retail electric sales of 5,614 GWhs in the third quarter of 2008, compared to 5,510 GWhs in the third quarter of 2007. This increase primarily reflects additional commercial and industrial customer loads.

Liquidity

- Pepco Holdings and the utility subsidiaries maintain a $1.5 billion credit facility to provide for their respective short-term liquidity needs. Seventeen banks participate in the facility with no one bank having more than 8.5 % of the total commitments. Pepco Holdings' limit under the facility is $875 million. While each utility has its own credit limit under the facility, the aggregate amount of credit used by the utilities collectively may not exceed $625 million. The facility is intended to serve primarily as a source of liquidity for the commercial paper programs of the respective companies. The companies are also permitted to use the facility to borrow funds for general corporate purposes and to issue letters of credit. The facility is in effect until May 2012. As of Sept. 30, 2008, Pepco Holdings and its subsidiaries had $787 million of cash and credit facility capacity in aggregate.

Regulatory Matters

- On Sept. 16, 2008, the Delaware Public Service Commission issued an order approving the concept of a revenue decoupling rate structure for Delaware utilities, including Delmarva Power, the specifics of which will be determined in the next rate case proceeding. The order also approved the deployment of advanced metering technology in both the electric and natural gas distribution system networks, and the establishment of a regulatory asset to recover and earn a return on costs associated with the deployment of advanced metering infrastructure and demand response equipment.

- On Aug. 18, 2008, Pepco Holdings and the utility subsidiaries submitted an application with the Federal Energy Regulatory Commission (FERC) for incentive rate treatments in connection with the 230-mile, 500-kilovolt Mid-Atlantic Power Pathway Project (the MAPP Project). The application requested that FERC include all of the respective utilities' Construction Work in Progress in rate base, an ROE adder of 150 basis points and the recovery of prudently incurred costs in the event of project cancellation for reasons beyond the control of the applicants. On Oct. 31, 2008, FERC issued a unanimous order approving the requested incentives.

Other

- On Sept. 5, 2008, Pepco completed the transfer to Sempra Energy Trading LLC (Sempra) of its power purchase agreement with Panda-Brandywine, L.P. (Panda PPA). In connection with the transaction, Pepco paid to Sempra a portion of the proceeds that Pepco received in Aug. 2007 as damages in connection with the Mirant bankruptcy due to Mirant's rejection of its assumption of Pepco's obligations under the Panda PPA as part of Mirant's purchase of Pepco's generation assets in 2000. As of Sept. 30, 2008, the balance of the funds received in connection with the Mirant bankruptcy, after giving effect to the Sempra payment, was approximately $100 million. The portion of these funds that Pepco ultimately retains will depend on the customer sharing arrangements with respect to the funds approved by the Maryland Public Service Commission and the District of Columbia Public Service Commission.

Further details regarding changes in consolidated earnings between 2008 and 2007 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended Sept. 30, 2008 as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors.

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Management believes the special items shown below are not representative of the company's ongoing business operations.

Net Earnings – Millions of dollars	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2008	2007	2008	2007
Reported (GAAP) Net Earnings	$ 118.8	$ 167.6	$ 233.0	$ 276.4
Special Items:				
• Adjustment to the equity value of the cross-border energy lease investments	-	-	86.0	-
• Interest accrued on the income tax obligations from the adjustment to the equity value of the cross-border energy lease investments	-	-	6.9	-
• Mirant bankruptcy damage claims settlement	-	(20.0)	-	(20.0)
• Maryland income tax settlement	-	(17.7)	-	(17.7)
Net Earnings, Excluding Special Items	$ 118.8	$ 129.9	$ 325.9	$ 238.7

Earnings per Share	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2008	2007	2008	2007
Reported (GAAP) Earnings per Share	$ 0.59	$ 0.87	$ 1.16	$ 1.43
Special Items:				
• Adjustment to the equity value of the cross-border energy lease investments	-	-	0.43	-
• Interest accrued on the income tax obligations from the adjustment to the equity value of the cross-border energy lease investments	-	-	0.03	-
• Mirant bankruptcy damage claims settlement	-	(0.10)	-	(0.10)
• Maryland income tax settlement	-	(0.09)	-	(0.09)
Earnings per Share, Excluding Special Items	$ 0.59	$ 0.68	$ 1.62	$ 1.24

CONFERENCE CALL FOR INVESTORS

Pepco Holdings Inc. will host a conference call to discuss third quarter results on Tuesday, Nov. 4 at 9:30 a.m. E.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-800-659-1942 before 9:25 a.m. The pass code for the call is 91900946. International callers may access the call by dialing 1-617-614-2710, using the same pass code, 91900946. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 79046211. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 79046211. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland and New Jersey, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2008 / 2007

| | 3rd Quarter | | | | | |
| | | Competitive Energy | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2007 Net Income/(Loss) (GAAP) 1/	$ 0.63	$ 0.19	$ 0.05	$ 0.06	$ (0.06)	$ 0.87
2007 Special Items 2/						
• Mirant Damage Claims Settlement	(0.10)	-	-	-	-	(0.10)
• Maryland Income Tax Refund, net of fees	(0.09)	-	-	-	-	(0.09)
2007 Net Income/(Loss) excluding Special Items	0.44	0.19	0.05	0.06	(0.06)	0.68
Change from 2007 Net Income/(Loss) excluding Special Items						
Regulated Operations						
• Distribution Revenue						
- Weather (estimate) 3/	(0.01)	-	-	-	-	(0.01)
- Rate Orders Impact (Pepco MD/DC and DPL MD)	0.04	-	-	-	-	0.04
- Other Distribution Revenue (primarily lower customer usage and rate mix)	(0.05)	-	-	-	-	(0.05)
• Network Transmission	0.01	-	-	-	-	0.01
• Operation & Maintenance	(0.02)	-	-	-	-	(0.02)
• Other, net	(0.02)	-	-	-	-	(0.02)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation & Load Service	-	0.04	-	-	-	0.04
- Energy Marketing	-	0.04	-	-	-	0.04
• Operating costs, net	-	(0.02)	-	-	-	(0.02)
Pepco Energy Services						
• Retail Energy Supply	-	-	(0.05)	-	-	(0.05)
• Energy Services	-	-	0.02	-	-	0.02
• Other, net	-	-	(0.01)	-	-	(0.01)
Other Non-Regulated						
• Financial investment portfolio	-	-	-	(0.04)	-	(0.04)
Corporate & Other						
• Other, net	-	-	-	-	-	-
Income Tax Adjustments (primarily FIN 48 interest)	0.01	-	-	-	-	0.01
Dilution	(0.02)	(0.01)	-	-	-	(0.03)
2008 Net Income/(Loss) (GAAP) 4/	$ 0.38	$ 0.24	$ 0.01	$ 0.02	$ (0.06)	$ 0.59

1/ 2007 weighted average number of basic shares outstanding was 193,287,604.

2/ Management believes the special items are not representative of the company's ongoing business operations.

3/ The effect of weather in 2008 compared with the 20-year average weather is estimated to have increased earnings by $.01 per share.

4/ 2008 weighted average number of basic shares outstanding was 201,506,129.

Pepco Holdings, Inc.
Earnings Per Share Variance
2008 / 2007

	Year-to-Date September					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2007 Net Income/(Loss) (GAAP) 1/	$ 1.05	$ 0.30	$ 0.12	$ 0.19	$ (0.23)	$ 1.43
2007 Special Items 2/						
• Mirant Damage Claims Settlement	(0.10)	-	-	-	-	(0.10)
• Maryland Income Tax Refund, net of fees	(0.09)	-	-	-	-	(0.09)
2007 Net Income/(Loss) excluding Special Items	0.86	0.30	0.12	0.19	(0.23)	1.24
Change from 2007 Net Income/(Loss)						
Regulated Operations						
• Distribution Revenue						
- Weather (estimate) 3/	(0.04)	-	-	-	-	(0.04)
- Rate Orders Impact (Pepco MD/DC and DPL MD)	0.13	-	-	-	-	0.13
- Other Distribution Revenue (primarily lower customer usage and rate mix)	(0.03)	-	-	-	-	(0.03)
• Network Transmission	0.06	-	-	-	-	0.06
• Standard Offer Service Margin (Pepco/Delmarva Power)	0.03	-	-	-	-	0.03
• Operation & Maintenance	(0.07)	-	-	-	-	(0.07)
• Depreciation/Amortization	0.03	-	-	-	-	0.03
• Other, net	(0.02)	-	-	-	-	(0.02)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation & Load Service	-	0.30	-	-	-	0.30
- Energy Marketing	-	0.04	-	-	-	0.04
• Operating costs, net	-	(0.04)	-	-	-	(0.04)
Pepco Energy Services						
• Retail Energy Supply	-	-	0.02	-	-	0.02
• Energy Services	-	-	-	-	-	-
Other Non-Regulated						
• Financial investment portfolio	-	-	-	(0.09)	-	(0.09)
• Other, net	-	-	-	0.02	-	0.02
Corporate & Other						
• Other, net	-	-	-	-	-	-
Capital Costs	-	0.02	-	0.02	0.01	0.05
Income Tax Adjustments (primarily FIN 48 interest)	0.08	-	-	(0.03)	(0.01)	0.04
Dilution	(0.04)	(0.03)	-	0.01	0.01	(0.05)
2008 Net Income/(Loss) excluding Special Items	0.99	0.59	0.14	0.12	(0.22)	1.62
2008 Special Items 2/						
Cross-Border Energy Leases						
• Re-evaluation Adjustment	-	-	-	(0.43)	-	(0.43)
• Related FIN 48 Interest	-	-	-	(0.03)	-	(0.03)
2008 Net Income/(Loss) (GAAP) 4/	$ 0.99	$ 0.59	$ 0.14	$ (0.34)	$ (0.22)	$ 1.16

1/ 2007 weighted average number of basic shares outstanding was 192,838,007.

2/ Management believes the special items are not representative of the company's ongoing business operations.

3/ The effect of weather in 2008 compared with the 20-year average weather is estimated to have no impact on earnings.

4/ 2008 weighted average number of basic shares outstanding was 201,092,424.

SEGMENT INFORMATION

| | Three Months Ended September 30, 2008 (Millions of dollars) | | | | | |
| | Competitive Energy Segments | | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non- Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$ 1,667.6	$ 782.8(b)	$ 715.7	$ 14.2	$ (120.8)	$ 3,059.5
Operating Expense (c)	1,495.4(b)	693.9	713.0	1.6	(119.2)	2,784.7
Operating Income	172.2	88.9	2.7	12.6	(1.6)	274.8
Interest Income	2.8	.4	1.0	.9	(1.2)	3.9
Interest Expense	47.5	6.2	.8	4.9	21.9	81.3
Other Income (Expense)	2.4	-	.6	(1.8)	.3	1.5
Preferred Stock						
Dividends	.1	-	-	.7	(.7)	.1
Income Taxes	52.7	34.4	.5	1.4	(9.0)	80.0
Net Income (Loss)	77.1	48.7	3.0	4.7	(14.7)	118.8
Total Assets	9,874.9	2,046.9	708.3	1,465.1	1,477.4	15,572.6
Construction						
Expenditures	$ 150.5	$ 30.3	$ 6.7	$ -	$ 7.3	$ 194.8

Notes:

(a)   Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(120.8) million for Operating Revenue, $(119.5) million for Operating Expense, $(14.3) million for Interest Income, $(13.6) million for Interest Expense, and $(.7) million for Preferred Stock Dividends.

(b)   Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $113.3 million for the three months ended September 30, 2008.

(c)   Includes depreciation and amortization of $99.3 million, consisting of $84.0 million for Power Delivery, $9.4 million for Conectiv Energy, $3.6 million for Pepco Energy Services, $.5 million for Other Non-Regulated, and $1.8 million for Corp. & Other.

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other [a]	PHI Cons.
	Three Months Ended September 30, 2007					
	(Millions of dollars)					
		Competitive Energy Segments				
Operating Revenue	$ 1,596.3	$ 633.2 [b]	$ 654.4	$ 19.6	$ (133.2)	$ 2,770.3
Operating Expense [c]	1,376.6 [b][d]	566.4	638.1	1.2	(132.8)	2,449.5
Operating Income	219.7	66.8	16.3	18.4	(.4)	320.8
Interest Income	3.5	1.2	.7	2.9	(3.4)	4.9
Interest Expense	48.2	8.5	1.1	8.9	19.5	86.2
Other Income	4.9	.2	.6	2.7	-	8.4
Preferred Stock Dividends	.1	-	-	.6	(.6)	.1
Income Taxes	57.2 [e]	23.2	6.7	3.3	(10.2)	80.2
Net Income (Loss)	122.6	36.5	9.8	11.2	(12.5)	167.6
Total Assets	9,763.6	1,782.4	650.8	1,669.6	1,191.3	15,057.7
Construction Expenditures	$ 122.3	$ 10.0	$ 3.7	$ -	$ 1.7	$ 137.7

Notes:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(133.4) million for Operating Revenue, $(132.2) million for Operating Expense, $(26.6) million for Interest Income, $(26.0) million for Interest Expense, and $(.6) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $129.1 million for the three months ended September 30, 2007.

(c) Includes depreciation and amortization of $87.6 million, consisting of $72.7 million for Power Delivery, $9.3 million for Conectiv Energy, $3.2 million for Pepco Energy Services, $.5 million for Other Non-Regulated and $1.9 million for Corp. & Other.

(d) Includes $33.4 million ($20.0 million, after-tax) from settlement of Mirant bankruptcy claims.

(e) Includes $19.5 million benefit related to the Maryland state income tax refund.

| | Nine Months Ended September 30, 2008 (Millions of dollars) | | | | | |
| | Competitive Energy Segments | | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$ 4,259.3	$ 2,395.2 (b)	$ 1,967.7	$ (72.7)(d)	$ (330.9)	$ 8,218.6
Operating Expense (c)	3,829.9(b)	2,178.5	1,925.6	3.7	(331.3)	7,606.4
Operating Income	429.4	216.7	42.1	(76.4)	.4	612.2
Interest Income	11.6	1.9	2.2	2.9	(2.5)	16.1
Interest Expense	142.0	18.0	1.8	14.1	66.5	242.4
Other Income (Expense)	9.7	(.1)	1.8	(4.3)	1.0	8.1
Preferred Stock Dividends	.2	-	-	2.1	(2.1)	.2
Income Taxes	109.6	82.8	16.4	(25.2)(d)	(22.8)	160.8
Net Income (Loss)	198.9	117.7	27.9	(68.8)(d)	(42.7)	233.0
Total Assets	9,874.9	2,046.9	708.3	1,465.1	1,477.4	15,572.6
Construction Expenditures	$ 432.2	$ 89.7	$ 23.5	$ -	$ 15.2	$ 560.6

Notes:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(330.9) million for Operating Revenue, $(326.7) million for Operating Expense, $(42.5) million for Interest Income, $(40.4) million for Interest Expense, and $(2.1) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $297.7 million for the nine months ended September 30, 2008.

(c) Includes depreciation and amortization of $282.9 million, consisting of $238.5 million for Power Delivery, $27.8 million for Conectiv Energy, $9.5 million for Pepco Energy Services, $1.4 million for Other Non-Regulated, and $5.7 million for Corp. & Other.

(d) Included in operating revenue is a pre-tax charge of $124.4 million ($86.0 million after-tax) related to the adjustment to the equity value of cross-border energy lease investments, and included in income taxes is a $6.9 million after-tax charge for the additional interest accrued on the related tax obligations.

	Nine Months Ended September 30, 2007 (Millions of dollars)											
			Competitive Energy Segments									
	Power Delivery		Conectiv Energy		Pepco Energy Services		Other Non-Regulated		Corp. & Other (a)		PHI Cons.	
Operating Revenue	$	4,033.7	$	1,607.5 (b)	$	1,686.9	$	58.0	$	(352.7)	$	7,033.4
Operating Expense (c)		3,606.7 (b)(d)		1,491.4		1,652.8		3.3		(350.2)		6,404.0
Operating Income		427.0		116.1		34.1		54.7		(2.5)		629.4
Interest Income		6.5		4.1		2.2		8.3		(9.4)		11.7
Interest Expense		138.7		24.9		2.8		26.9		61.3		254.6
Other Income		14.7		.3		4.4		10.2		.9		30.5
Preferred Stock Dividends		.3		-		-		1.8		(1.8)		.3
Income Taxes		107.0 (e)		38.3		14.8		7.1		(26.9)		140.3
Net Income (Loss)		202.2		57.3		23.1		37.4		(43.6)		276.4
Total Assets		9,763.6		1,782.4		650.8		1,669.6		1,191.3		15,057.7
Construction Expenditures	$	377.7	$	30.0	$	10.7	$	-	$	4.3	$	422.7

Notes:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(352.9) million for Operating Revenue, $(349.4) million for Operating Expense, $(70.8) million for Interest Income, $(69.0) million for Interest Expense, and $(1.8) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $335.3 million for the nine months ended September 30, 2007.

(c) Includes depreciation and amortization of $273.4 million, consisting of $228.4 million for Power Delivery, $27.9 million for Conectiv Energy, $9.3 million for Pepco Energy Services, $1.4 million for Other Non-Regulated and $6.4 million for Corp. & Other.

(d) Includes $33.4 million ($20.0 million, after-tax) from settlement of Mirant bankruptcy claims.

(e) Includes $19.5 million benefit related to the Maryland state income tax refund.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
	(In millions, except per share data)			
Operating Revenue				
Power Delivery	$ 1,667.6	$ 1,596.3	$ 4,259.3	$ 4,033.7
Competitive Energy	1,379.1	1,155.8	4,036.2	2,947.0
Other	12.8	18.2	(76.9)	52.7
Total Operating Revenue	3,059.5	2,770.3	8,218.6	7,033.4
Operating Expenses				
Fuel and purchased energy	2,123.5	1,890.7	5,773.6	4,780.1
Other services cost of sales	208.6	160.5	568.5	433.2
Other operation and maintenance	241.8	214.3	691.4	632.2
Depreciation and amortization	99.3	87.6	282.9	273.4
Other taxes	98.8	100.0	272.4	271.5
Deferred electric service costs	12.0	29.1	20.0	47.2
Impairment loss	.7	-	.7	1.6
Effect of settlement of Mirant bankruptcy claims	-	(33.4)	-	(33.4)
Loss (gain) on sale of assets	-	.7	(3.1)	(1.8)
Total Operating Expenses	2,784.7	2,449.5	7,606.4	6,404.0
Operating Income	274.8	320.8	612.2	629.4
Other Income (Expenses)				
Interest and dividend income	3.9	4.9	16.1	11.7
Interest expense	(81.3)	(86.2)	(242.4)	(254.6)
(Loss) income from equity investments	(1.5)	3.1	(3.5)	10.2
Other income	4.3	5.8	14.1	21.2
Other expenses	(1.3)	(.5)	(2.5)	(.9)
Total Other Expenses	(75.9)	(72.9)	(218.2)	(212.4)
Preferred Stock Dividend Requirements of Subsidiaries	.1	.1	.2	.3
Income Before Income Tax Expense	198.8	247.8	393.8	416.7
Income Tax Expense	80.0	80.2	160.8	140.3
Net Income	118.8	167.6	233.0	276.4
Retained Earnings at Beginning of Period	1,198.2	1,069.6	1,192.7	1,068.7
Cumulative Effect Adjustment Related to the Implementation of FIN 48	-	-	-	(7.4)
LTIP Dividend	-	(.1)	(.2)	(.3)
Dividends Paid on Common Stock	(54.5)	(50.2)	(163.0)	(150.5)
Retained Earnings at End of Period	$ 1,262.5	$ 1,186.9	$ 1,262.5	$ 1,186.9
Earnings per Share of Common Stock	$ .59	$ .87	$ 1.16	$ 1.43

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS	September 30, 2008	December 31, 2007
	(Millions of dollars)	
CURRENT ASSETS		
Cash and cash equivalents	$ 227.2	$ 55.1
Restricted cash and cash equivalents	45.4	14.5
Accounts receivable, less allowance for uncollectible accounts of $36.4 million and $30.6 million, respectively	1,448.5	1,278.3
Fuel, materials and supplies-at average cost	359.7	287.9
Unrealized gains - derivative contracts	106.6	43.0
Prepayments of income taxes	210.1	249.8
Prepaid expenses and other	129.6	68.5
Total Current Assets	2,527.1	1,997.1
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,409.0	1,409.6
Regulatory assets	1,552.6	1,515.7
Investment in finance leases held in trust	1,321.2	1,384.4
Income taxes receivable	200.7	196.1
Restricted cash and cash equivalents	104.8	424.1
Other	290.1	307.3
Total Investments and Other Assets	4,878.4	5,237.2
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	12,731.2	12,306.5
Accumulated depreciation	(4,564.1)	(4,429.8)
Net Property, Plant and Equipment	8,167.1	7,876.7
TOTAL ASSETS	$ 15,572.6	$15,111.0

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	September 30, 2008	December 31, 2007
	(Millions of dollars, except shares)	
CURRENT LIABILITIES		
Short-term debt	$ 879.9	$ 288.8
Current maturities of long-term debt and project funding	226.2	332.2
Accounts payable and accrued liabilities	867.5	796.7
Capital lease obligations due within one year	6.2	6.0
Taxes accrued	131.1	133.5
Interest accrued	80.4	70.1
Liabilities and accrued interest related to uncertain tax positions	80.4	131.7
Other	361.9	277.8
Total Current Liabilities	2,633.6	2,036.8
DEFERRED CREDITS		
Regulatory liabilities	937.4	1,248.9
Deferred income taxes, net	2,084.8	2,105.1
Investment tax credits	35.7	38.9
Pension benefit obligation	153.4	65.5
Other postretirement benefit obligations	427.1	385.5
Income taxes payable	172.3	164.9
Liabilities and accrued interest related to uncertain tax positions	186.3	65.1
Other	239.9	241.1
Total Deferred Credits	4,236.9	4,315.0
LONG-TERM LIABILITIES		
Long-term debt	4,110.1	4,174.8
Transition Bonds issued by ACE Funding	411.0	433.5
Long-term project funding	19.3	20.9
Capital lease obligations	102.2	105.4
Total Long-Term Liabilities	4,642.6	4,734.6
COMMITMENTS AND CONTINGENCIES		
MINORITY INTEREST	6.2	6.2
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, authorized 400,000,000 shares, 202,208,790 shares and 200,512,890 shares outstanding, respectively	2.0	2.0
Premium on stock and other capital contributions	2,912.5	2,869.2
Accumulated other comprehensive loss	(123.7)	(45.5)
Retained earnings	1,262.5	1,192.7
Total Shareholders' Equity	4,053.3	4,018.4
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 15,572.6	$ 15,111.0

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended September 30, 2008	2007	Nine Months Ended September 30, 2008	2007
Regulated T&D Electric Sales				
Residential	5,166	5,458	13,324	13,983
Commercial	7,888	8,096	21,926	22,129
Industrial	938	977	2,857	2,994
Other	59	59	185	185
Total Regulated T&D Electric Sales	14,051	14,590	38,292	39,291
Default Electricity Supply Sales				
Residential	5,006	5,314	12,901	13,616
Commercial	2,754	2,810	7,351	7,629
Industrial	155	237	503	695
Other	23	24	72	102
Total Default Electricity Supply Sales	7,938	8,385	20,827	22,042

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended September 30, 2008	2007	Nine Months Ended September 30, 2008	2007
Regulated T&D Electric Revenue				
Residential	$ 184.8	$ 191.8	$ 450.0	$ 452.0
Commercial	215.1	209.7	569.3	547.3
Industrial	7.6	7.0	21.1	19.3
Other	95.0	79.4	261.5	187.8
Total Regulated T&D Electric Revenue	$ 502.5	$ 487.9	$ 1,301.9	$ 1,206.4
Default Supply Revenue				
Residential	$ 620.9	$ 616.3	$ 1,460.7	$ 1,442.3
Commercial	359.4	328.5	866.1	829.0
Industrial	19.0	24.9	61.9	69.6
Other	95.7	79.6	269.0	216.9
Total Default Supply Revenue	$ 1,095.0	$ 1,049.3	$ 2,657.7	$ 2,557.8
Other Electric Revenue	$ 17.1	$ 15.8	$ 48.0	$ 48.3
Total Electric Operating Revenue	$ 1,614.6	$ 1,553.0	$ 4,007.6	$ 3,812.5

Power Delivery Gas Sales and Revenue	Three Months Ended September 30, 2008	2007	Nine Months Ended September 30, 2008	2007
Regulated Gas Sales (Bcf)				
Residential	0.4	0.5	5.2	5.6
Commercial	0.4	0.3	3.3	3.6
Industrial	0.1	0.1	0.4	0.6
Transportation and Other	1.4	1.4	5.3	4.9
Total Regulated Gas Sales	2.3	2.3	14.2	14.7
Regulated Gas Revenue (Millions of dollars)				
Residential	$ 9.1	$ 9.5	$ 86.1	$ 94.6
Commercial	6.6	6.8	49.8	55.7
Industrial	1.3	1.5	4.7	6.7
Transportation and Other	1.7	1.4	5.7	4.4
Total Regulated Gas Revenue	$ 18.7	$ 19.2	$ 146.3	$ 161.4
Other Gas Revenue	$ 34.3	$ 24.1	$ 105.4	$ 59.8
Total Gas Operating Revenue	$ 53.0	$ 43.3	$ 251.7	$ 221.2
Total Power Delivery Operating Revenue	$ 1,667.6	$ 1,596.3	$ 4,259.3	$ 4,033.7

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	**2007**	**2008**	**2007**
Heating Degree Days	12	14	2,498	2,816
20 Year Average	34	31	2,765	2,716
Percentage Difference from Average	-64.7%	-54.8%	-9.7%	3.7%
Percentage Difference from Prior Year	-14.3%		-11.3%	
Cooling Degree Days	1,009	1,048	1,426	1,482
20 Year Average	923	949	1,271	1,312
Percentage Difference from Average	9.3%	10.4%	12.2%	13.0%
Percentage Difference from Prior Year	-3.7%		-3.8%	

CONECTIV ENERGY

	Three Months Ended				
	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
Gigawatt Hour Supply (GWh)					
Base-Load (1)	437	368	566	578	606
Mid-Merit (Combined Cycle) (2)	1,318	588	375	807	1,525
Mid-Merit (Oil Fired) (3)	-	68	(3)	15	78
Peaking	31	41	3	50	80
Tolled Generation	65	29	7	49	93
Generation Output	1,851	1,094	948	1,499	2,382
Load Service Volumes (4)	2,907	2,335	2,933	1,588	1,869
Around-the-clock Market Prices ($/MWh) PJM - East (5)	$ 89.62	$ 87.85	$ 74.76	$ 66.74	$ 68.14
On Peak Market Prices ($/MWh) PJM - East (5)	$ 107.66	$ 109.29	$ 84.25	$ 80.39	$ 88.08
Gas Price - M3 (Market Area) ($/MMBtu) (5)	$ 9.71	$ 12.13	$ 10.13	$ 7.71	$ 6.69
Average Power Sales Price ($/MWh) (6)					
Generation	$ 117.50	$ 139.01	$ 93.52	$ 73.05	$ 88.89
Other	$ 101.17	$ 87.32	$ 88.20	$ 75.37	$ 68.47
Merchant Generation and Load Service **Gross Margin Key Drivers (Percentage of Total) (7)**					
West to East Hub Congestion	25%	19%	9%	23%	16%
Fuel Hedges and Load Service & Other Power Hedges	27%	-2%	15%	-9%	-5%
Ancillary Services and Hourly Flexibility Premium	4%	9%	11%	10%	14%
Fuel Switching	4%	4%	12%	5%	-1%
PJM Capacity Payments	26%	22%	14%	22%	17%
Energy Spark Spreads	14%	48%	39%	49%	59%

Notes:
(1)   Edge Moor Units 3 and 4 and Deepwater Unit 6.
(2)   Hay Road and Bethlehem, all units.
(3)   Edge Moor Unit 5 and Deepwater Unit 1. Generation output for these units was negative for the three months ended March 31, 2008 because of station service consumption.
(4)   Includes both PJM and ISO New England default electricity supply sales.
(5)   Daily average.
(6)   Calculated from data reported in Conectiv Energy's Electric Quarterly Report filed with the FERC; does not include capacity or ancillary services revenue.
(7)   Merchant Generation and Load Service Gross Margin Key Drivers percentages are estimates.

CONECTIV ENERGY - (continued)

Operating Summary

(Millions of dollars)	Three Months Ended September 30,				Nine Months Ended September 30,			
	2008		2007		2008		2007	
Gigawatt Hour Supply (GWh)								
Generation Output	1,851	(3)	2,382		3,894	(3)	4,573	
Load Service Volumes	2,907	(4)	1,869		8,176	(4)	5,488	
Operating Revenue:								
Merchant Generation and Load Service (1)	$ 442.0		$ 312.7		$ 1,436.0		$ 788.4	
Energy Marketing (2)	340.8		320.5		959.2		819.1	
Total	$ 782.8		$ 633.2		$ 2,395.2		$ 1,607.5	
Cost of Goods Sold:								
Merchant Generation and Load Service (1)	$ 328.9		$ 213.5		$ 1,123.1		$ 574.0	
Energy Marketing (2)	324.0		314.9		918.7		790.7	
Total	$ 652.9		$ 528.4		$ 2,041.8		$ 1,364.7	
Gross Margin:								
Merchant Generation and Load Service (1)	$ 113.1	(5)	$ 99.2		$ 312.9	(6)	$ 214.4	
Energy Marketing (2)	16.8	(7)	5.6		40.5	(8)	28.4	
Total	$ 129.9		$ 104.8		$ 353.4		$ 242.8	
Operating and Maintenance Expenses	$ 30.0	(9)	$ 26.8		$ 105.5	(9)	$ 94.9	
Depreciation	9.4		9.3		27.8		27.9	
Taxes Other Than Income Taxes	0.9		0.8		2.7		2.1	
Other Operating Expenses	0.7		1.1		0.7		1.8	
Total	$ 41.0		$ 38.0		$ 136.7		$ 126.7	
Operating Income	$ 88.9		$ 66.8		$ 216.7		$ 116.1	

Notes:

(1)   Merchant Generation and Load Service consists primarily of electric power, capacity, and ancillary services sales from Conectiv Energy's generating plants; tolling arrangements entered into to sell energy and other products from Conectiv Energy's generating plants and entered into to purchase energy and other products from other companies' generating plants; hedges of power, capacity, fuel and load; the sale of excess fuel (primarily natural gas) and emission allowances; electric power, capacity, and ancillary services sales pursuant to competitively bid contracts entered into with affiliated and non-affiliated companies to fulfill their default electricity supply obligations; and fuel switching activities made possible by the multi-fuel capabilities of some of Conectiv Energy's generating plants.

(2)   Energy Marketing consists primarily of power origination, which primarily represents the fixed margin component of structured power transactions such as default electricity supply service, wholesale natural gas marketing, fuel oil marketing, and the activities of the short-term power desk which generates margin by identifying and capturing price differences between power pools, and locational and timing differences within a power pool.

(3)   Lower generating plant output during the third quarter and year-to-date 2008 compared to 2007 was primarily due to lower unit dispatch caused by cooler than normal weather and a lower than normal number of high heat and humidity days.

(4)   Higher load service volumes during the third quarter and year-to-date 2008 compared to 2007 resulted primarily from new default electricity supply contracts in ISO New England.

(5)   Higher Merchant Generation and Load Service gross margins during the third quarter of 2008 compared to 2007 were driven by (i) gains from fuel hedges; (ii) higher capacity prices; and (iii) gains on the fair value of excess coal hedges, partially offset by (i) lower spark spreads; (ii) lower generating plant output; (iii) lower emission credit sales; and (iv) lower load as the result of mild weather .

(6)   Higher Merchant Generation and Load Service gross margins year-to-date 2008 compared to 2007 were driven by (i) spot and short-term sales of natural gas utilizing firm natural gas transportation and storage rights; (ii) sales of natural gas made possible by the dual-fuel capability of the combined cycle mid-merit units; (iii) gains on natural gas positions used to provide economic protection for certain power positions; (iv) opportunities created by the mid-merit combined cycle units' operating flexibility (option value); (v) higher capacity prices; and (vi) gains on the fair value of excess coal hedges.

(7)   Higher Energy Marketing gross margins during the third quarter of 2008 compared to 2007 were driven by (i) higher fixed margins on new default electricity supply contracts due to higher sales volumes and (ii) increased oil marketing margins.

(8)   Higher Energy Marketing gross margins year-to-date 2008 compared to 2007 were driven by (i) increased margins on the short-term power desk and (ii) higher fixed margins on new default electricity supply contracts due to higher sales volumes.

(9)   Higher operating and maintenance expenses during 2008 compared to 2007 were primarily due to increased planned generating plant outages.

PEPCO ENERGY SERVICES

Operating Summary

(Millions of dollars)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Retail Electric Sales (GWh)	5,614	5,510	15,205	14,122
Operating Revenue	$ 715.7	$ 654.4	$ 1,967.7	$ 1,686.9
Cost of Goods Sold	686.4	615.0	1,851.9	1,586.2
Gross Margin	29.3	39.4	115.8	100.7
Gross Margin Detail:				
Retail Energy Supply [4]	13.5 [1]	28.6	72.4 [2]	56.5
Energy Services	15.8 [3]	10.8	43.4	44.2
Total	29.3	39.4	115.8	100.7
Operation and Maintenance Expenses	23.0	19.9	64.2	55.7
Depreciation	3.6	3.2	9.5	9.3
Impairment Loss [5]	-	-	-	1.6
Operating Expenses	26.6	23.1	73.7	66.6
Operating Income	$ 2.7	$ 16.3	$ 42.1	$ 34.1

Notes:

(1)   Retail Energy Supply gross margin decreased quarter-over-quarter due to mark-to-market losses related to economic hedges of PJM congestion risk and power and due to lower generation output.

(2)   Retail Energy Supply gross margin increased year-over-year due to more favorable congestion costs.

(3)   Energy Services gross margin increased quarter-over-quarter primarily due to lower cost of goods sold at Conectiv Thermal and due to expenses related to planned major overhaul services at a cogeneration facility in 2007.

(4)   Includes power generation.

(5)   Impairment loss on certain Energy Services assets.